Samuel, Sally

From:	Gabert, Nori <Nori.Gabert@valic.com>
Sent:	Tuesday, April 14, 2015 5:31 PM
To:	Samuel, Sally
Cc:	Gabert, Nori
Subject:	FW: SEC guidance on illiquid securities--1992 release
Attachments:	33-6927.pdf

I am attaching the SEC guidance that we were referring to in our response letter. This release is described in the IM Guidance Update 2014-01 as follows:

Current SEC guidance provides that open-end funds (other than money market funds) should limit their investments in illiquid assets to 15% of the fund's net portfolio assets, with an illiquid asset defined for these purposes as one that cannot be sold at or near its carrying value within seven days. Revisions of Guidelines to Form N-1A, Investment Company Act Release No. 18612 (Mar. 12, 1992); ASR 113. See also Exchange-Traded Funds, Investment Company Act Release No. 28193 at n.34 (Mar. 11, 2008) [73 FR 14618 (Mar. 18, 2008)] (proposing release) **The Guidelines to Form N-1A were prepared by the Division of Investment Management and published by the Commission when it adopted Form N-1A in 1983. Although the Commission in 1998 rescinded the Guidelines to Form N-1A, it has not withdrawn the 1992 release modifying the liquidity guidelines for open-end funds. Those guidelines are Commission guidance and remain in effect.**

Nori Gabert
Associate General Counsel | AIG Consumer Insurance
Deputy General Counsel | SunAmerica Asset Management, LLC
2919 Allen Parkway, Houston, Tx, L4-01, 77019
Tel +1 713 831 5165 | Fax +1 713 831 5931
nori.gabert@valic.com | www.aig.com